optiPulse, Inc.

BYLAWS

ARTICLE I
Shareholders

Section 1. Annual Meeting. The annual meeting of the shareholders shall be held on the first Monday of June, or if that day is a legal holiday in the place where the meeting is to be held, then on the next succeeding full business day, for the purposes of electing directors and for such other purposes as may be determined as hereinafter provided. The hour and place of such meeting and the purposes for which such meeting is to be held in addition to that specified above shall be determined in each year by the board of directors or, in the absence of action by the board, by the Chairman or, in the absence of action by the Chairman, by the Chief Executive Officer. If in any year the annual meeting is not held on said date, a special meeting in lieu thereof may be held at a later time and any elections held or business transacted at such meeting shall have the same force and effect as if held or transacted at the annual meeting.

Section 2. Special Meetings. Special meetings of the shareholders may be called at any time by the Chairman, the Chief Executive Officer or the board of directors and shall be called by the secretary, or in case of the death, absence, incapacity or refusal of the secretary, by any other officer, upon written application of one or more shareholders who hold at least one tenth part in interest of the capital stock entitled to vote thereat. Such application shall specify the purposes for which the meeting is to be called and may designate the date, hour and place of such meeting, provided, however, that no such application shall designate a date not a full business day or an hour not within normal business hours as the date or hour of such meeting without the approval of the president or the board of directors.

Section 3. Place of Meetings. Meetings of the shareholders may be held anywhere within, but not without, New Mexico.

Section 4. Notice. Except as hereinafter provided, a written or printed notice of every meeting of shareholders stating the place, date, hour and purposes thereof shall be given by the secretary or an assistant secretary (or by any other officer in the case of an annual meeting or by the person or persons calling the meeting in the case of a special meeting) at least fourteen (14) days before the meeting to each shareholder entitled to vote thereat and to each shareholder who, by law, by the articles of incorporation or by these bylaws, is entitled to such notice, by leaving such notice with him or at her at his or her residence or usual place of business or by mailing it, postage prepaid, addressed to him at her at his or her address as it appears upon the records of the corporation. No notice of the place, date, hour or purposes of any annual or special meeting of shareholders need be given to a shareholder if a written waiver of such notice, executed before or after the meeting by such shareholder or his or her attorney thereunto authorized, is filed with the records of the meeting.

Section 5. Action at a Meeting. Except as otherwise provided by the articles of incorporation, at any meeting of the shareholders a majority of all shares then issued, outstanding and entitled to vote shall constitute a quorum for the transaction of any business. Though less than a quorum be present, any meeting may without further notice be adjourned to a subsequent date or until a quorum be had, and at any such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the original meeting.

When a quorum is present at any meeting, the affirmative vote of a majority of the shares present or represented and entitled to vote shall be necessary and sufficient to the determination of any question brought before the meeting, unless a larger vote is required by law, by the articles of incorporation or by these bylaws; provided, however, that in any election of directors by shareholders, if any director position does not achieve such a majority of the votes, then that director position shall be elected by a plurality of the votes cast by the shareholders entitled to vote in such election.

Except as otherwise provided by law or by the articles of incorporation or by these bylaws, each holder of record of shares entitled to vote on any matter shall have one vote for each such share held of record by him and a proportionate vote for any fractional shares so held by him. Shareholders may vote either in person or by proxy. No proxy dated more than six months before the meeting named therein shall be valid and no proxy shall be valid after the final adjournment of such meeting. A proxy with respect to stock held in the name of two or more persons shall be valid if executed by any one of them, unless, at or prior to the exercise of the proxy, the corporation receives a specific written notice to the contrary from any one of them. A proxy purporting to be executed by or on behalf of a shareholder shall be deemed valid unless challenged at or prior to its exercise and the burden or proving its invalidity shall rest on the challenger.

Any election by shareholders and the determination of any other questions to come before a meeting of the shareholders shall be by ballot if so requested by any shareholder, entitled to vote thereon, but need not be otherwise.

Section 6. Action Without a Meeting. Any action required or permitted to be taken at any meeting of the shareholders may be taken without a meeting if all shareholders entitled to vote on the matter consent to the action in writing and the written consents are filed with the records of the meetings of shareholders. Such consents shall be treated for all purposes as a vote at a meeting.

ARTICLE II
Directors

Section 1. <u>Number and Election</u>. The number of Directors shall be not be more than seven, as determined from time to time by the Director or Directors then holding office. Until the first annual meeting of the shareholders, there shall be as many directors as provided for in the articles of incorporation, provided that whenever there shall be only two shareholders, there may be only two directors provided both such shareholders unanimously consent, and whenever there shall be only one shareholder, there may be only one director provided such single shareholder consents. The number of Directors to be elected at each annual meeting of the shareholders shall be elected by a majority of the votes entitled to be cast by shareholders, as provided; however, if any director position does not achieve such a majority of the votes, then that director position shall be elected by a plurality of the votes cast by the shareholders entitled to vote in such election.

Section 2. <u>Term</u>. Subject to the following, the term of office of each director shall expire at the later of (i) the first annual meeting of shareholders after his or her election and (ii) the election or appointment of his or her successor. Whenever the number of directors shall be three or more, in lieu of electing the whole number of directors annually, the directors shall be divided by the Director or Directors into three classes, each class to be as nearly equal in number as possible, the term of office of each director of the first class to expire at the later of (i) the first annual meeting of shareholders after his or her election and (ii) the election or appointment of his or her successor, the term of office of each director of the second class to expire initially at the later of (i) the second annual meeting of shareholders after his or her election and (ii) the election or appointment of his or her successor, and the term of office of directors of the third class to expire initially at the later of (i) the third annual meeting of shareholders after his or her election and (ii) the election or appointment of his or her successor. At each annual election after the classification, a number of directors equal to the number of the class whose term expires shall be elected, each such newly elected director to hold office for a term of office that will expire at the later of (i) the third annual meeting of shareholders after his or her election and (ii) the election or appointment of his or her successor.

Section 3. <u>Resignations</u>. Any director may resign by delivering his or her written resignation to the corporation at its principal office or to the secretary. Such resignation shall become effective at the time or upon the happening of the condition, if any, specified therein or, if no such time or condition is specified, upon its receipt.

Section 4. <u>Removal</u>. At any meeting of the shareholders called for the purpose, any director may be removed from office with or without cause by the vote of a majority of the shares issued, outstanding and entitled to vote in the election of directors. At any meeting of the board of directors, any director may be removed from office for cause by vote of a majority of the directors then in office. A director may be removed for cause only after a reasonable notice and opportunity to be heard before the body proposing to remove him.

Section 5. Vacancies. Vacancies in the board of directors may be filled by vote of a majority of the remaining directors or, if not so filled, by the shareholders.

Section 6. Regular Meetings. Regular meetings of the board of directors may be held at such times and places within or without the State of New Mexico as the board of directors may fix from time to time and, when so fixed, no notice thereof need be given. A regular meeting of the board of directors shall be held without notice immediately after and at the same place as the annual meeting of the shareholders or the special meeting held in lieu thereof. If in any year a regular meeting of the board of directors is not held at such time and place, any elections to be held or business to be transacted at such meeting may be held or transacted at any later regular or special meeting of the board of directors with the same force and effect as if held or transacted at such meeting.

Section 7. Special Meetings. Special meetings of the board of directors may be called at any time by the Chairman, the Chief Executive Officer or no fewer than one third of the directors. Special meetings may be held anywhere within the State of New Mexico. A written notice stating the place, date, hour and purposes of the meeting shall be given at least forty-eight (48) hours before such meeting to each director by the secretary or an assistant secretary or by the Chairman or by the Chief Executive Officer or any of the directors calling the meeting. All notices will be delivered by hand, fax, email, U.S. Mail (with a copy sent both by regular and certified mail, return receipt requested) or Federal Express, U.P.S., or other national courier service that provides business day delivery service to the recipient's address and maintains record of delivery. The notice will be deemed given and received upon the earlier of the date actually delivered to the recipient, the date the fax or email is sent to the recipient's fax number or email address as indicated by records maintained by the corporation for purposes of notice, or the date indicated by records of the U.S. Postal Service or national courier service as being the date when actual physical delivery of the notice was first attempted at the recipient's address on a business day in the jurisdiction of attempted delivery. No notice of the place, date, hour or purposes of any special meeting need be given to any director if a written waiver of such notice, executed by such director before or after the meeting, is filed with the records of the meeting, or to any director who attends the meeting without protesting prior thereto or at its commencement the lack of notice.

Section 8. Action at a Meeting. At any meeting of the board of directors, a majority of the directors then in office shall constitute a quorum. Though less than a quorum be present, any meeting may be adjourned without further notice to a subsequent date or until a quorum be had. When a quorum is present at any meeting, a majority of the directors present may take any action on behalf of the board except to the extent that a larger number is required by law, the articles of incorporation or these bylaws.

Section 9. Action Without a Meeting. Any action required or permitted to be taken at any meeting of the directors may be taken without a meeting if all the directors consent to the action in writing and the written consents are filed with the records of the meetings of the directors. Such consents shall be treated for all purposes as a vote at a meeting.

Section 10. Powers. The board of directors shall have and may exercise all the powers of the corporation, except such as by law, the articles of incorporation or these bylaws are conferred upon or reserved to the shareholders. In the event of each vacancy in the board of directors, the number of directors will be considered to have been reduced by one and the remaining directors then in office, except as otherwise provided by law, shall have and may exercise all of the powers of the board of directors, until the vacancy is filled.

Section 11. Committees. The board of directors may elect from the board an executive committee or one or more other committees and may delegate to any such committee or committees any or all of the powers of the board except those which by law, the articles of incorporation or these bylaws may not be so delegated. Such committees shall serve at the pleasure of the board of directors. Except as the board of directors may otherwise determine, each such committee may make rules for the conduct of its business, but, unless otherwise determined by the board or in such rules, its business shall be conducted as nearly as may be as is provided in these bylaws for the conduct of the business of the board of directors.

Section 12. Meeting by Telecommunications. Members of the board of directors or any committee elected thereby may participate in a meeting of such board or committee by means of a conference telephone or similar communications equipment by means of which all persons participating in a meeting can hear each other at the same time and participation by such means shall constitute presence in person at the meeting.

ARTICLE III
Officers

Section 1. Enumeration. The officers of the corporation shall consist of a Chairperson, a President, a Chief Executive Officer, a Chief Operating Officer, a Chief of Staff, a Chief Financial Officer, a Secretary, and such other officer(s) as the board of directors may from time to time determine.

Section 2. Qualifications. No officer need be a shareholder or a member of the board of directors. The same person may hold at the same time one or more offices, except as otherwise required by applicable law. Any officer may be required by the board of directors to give a bond for the faithful performance of his or her duties in such form and with such sureties as the board of directors may determine.

Section 3. Elections. The Chairperson, President, Chief Executive Officer, Chief Operating Officer, Chief of Staff, Chief Financial Officer, and Secretary shall be elected or appointed by the board of directors at its first meeting following each annual meeting of the shareholders. All other officers, if any, shall be chosen, elected or appointed in the manner determined from time to time by the board of directors.

Section 4. Term. Except as otherwise provided by law, the articles of incorporation or these bylaws, each officer shall serve at the pleasure of the board of directors. The foregoing shall not affect the damages available to any officer under any contract or employment agreement. Subject to the foregoing, each officer shall hold office until the first meeting of the board of directors following the next annual meeting of the shareholders, unless a shorter time is specified in the vote choosing, electing or appointing such officer or officers.

Section 5. Resignations. Any officer may resign by delivering a written resignation to the corporation at its principal office or to the Chief Executive Officer or Secretary. Such resignation shall be effective at the time or upon the happening of the condition, if any, specified therein or, if no such time or condition is specified, upon its receipt.

Section 6. Vacancies. Vacancies in any office may be filled by election or appointment of a majority of the remaining directors or, if not so filled, by the shareholders.

Section 7. Certain Duties and Powers. Subject at all times to these bylaws and to the direction and control of the board of directors, each officer designated below shall have and may exercise the following respective duties and powers:

Chairperson. The chairperson of the board of directors shall be a member of the board of directors. He or she shall preside at all meetings of the stockholders and of the board of directors. Following consultation with the Chief Executive Officer and any member of the board of directors, officer or stockholder deemed by the chairperson to be appropriate for those purposes, the chairperson shall determine the agenda for all meetings of the stockholders. Following consultation with the Chief Executive Officer and any member of the board of directors deemed by the chairperson to be appropriate for those purposes, the chairperson shall determine the agenda for all meetings of the board of directors. The chairperson shall perform such other duties as from time to time may be assigned or delegated to him or her by the board of directors. The Chairperson may be referred to as the "chairperson or the "chair".

President. The President shall, in coordination and in agreement with the Chief Executive Officer as to specific duties, subject always to the control and approval of the board of directors: (a) supervise and control all of the business and affairs of the corporation; (b) sign, with or without the Chief Executive Officer, certificates for shares of the corporation and deeds, mortgages, bonds, contracts, or other instruments which the board of directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the board of directors or by these bylaws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and (c) perform such other duties as may be assigned or delegated to him or her by the board of directors.

Chief Executive Officer. The Chief Executive Officer shall, in coordination and in agreement with the President as to specific duties, subject always to the control of the board of directors: (a) be the chief executive officer of the corporation, and accordingly supervise and control all of the business and affairs of the corporation; (b) in the absence of the chairperson, preside at meetings of the stockholders and of the board of directors; (c) sign, with or without the President, Chief Operating Officer and the Chief Financial Officer, certificates for shares of the corporation and deeds, mortgages, bonds, contracts, or other instruments which the board of directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the board of directors or by these bylaws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and (d) perform such other duties as may be assigned or delegated to him or her by the board of directors.

Chief Financial Officer: The Chief Financial Officer shall be the principal accounting and financial officer of the Corporation and will have active control of and shall be responsible for all matters pertaining to the property, accounts and finances of the Corporation. Without limiting the foregoing, the Chief Financial Officer will have charge of all corporate property, including without limit corporate funds and securities, and will account for the same to the Board of Directors, the President, and the Chief Executive Officer. The Chief Financial Officer at all times shall provide detailed information as to, and shall provide a detailed annual report of, the financial condition of the Corporation. The Chief Financial Officer shall also perform, under the direction and subject to the control of the Board of Directors, the President and the Chief Executive Officer, such other duties as may be assigned by the Board of Directors or the President or the Chief Executive Officer. If required by the Board of Directors, the Chief Financial Officer shall give bond for the faithful discharge of his or her duties in such sum and with such surety or sureties as the Board of Directors may require.

Chief Operating Officer. The Chief Operating Officer shall, in coordination and in agreement with the Chief Executive Officer as to specific duties, and subject always to the control of the Chief Executive Officer, will ensure the satisfactory output of the Corporation's products. The Chief Operating Officer shall perform such duties as may be assigned or delegated to him or her by the Corporation's Chief Executive Officer.

Chief of Staff. The Chief of Staff shall perform such duties as may be assigned or delegated to him or her by the Corporation's Chief Executive Officer.

Secretary. The secretary shall: (a) keep the minutes of the proceedings of the stockholders, the board of directors, and any committees of the board, in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records; (d) when requested or required, authenticate any records of the corporation; (e) keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder; (f) to the extent authorized by the board of directors, the chairperson, the President and Chief Operating Officer, or the Chief Executive Officer, sign with other authorized officers or designees, certificates for shares of the corporation whose issuance has been authorized by the board of directors; (g) have general charge of the stock transfer books of the corporation; and (h) in general perform such other duties as from time to time may be assigned or delegated to him or her by the board of directors. Assistant secretaries, if any, shall have the same duties and powers.

Section 9. Other Duties and Powers. Each officer, subject at all times to these bylaws and to the direction and control of the board of directors, shall have and may exercise, in addition to the duties and powers specifically set forth in these bylaws, such duties and powers as are prescribed by law.

ARTICLE IV
Capital Stock

Section 1. Amount and Issuance. The total number of shares and the par value, if any, of each class of stock which the corporation is authorized to issue shall be stated in the articles of incorporation. The board of directors may issue all or any part of the unissued capital stock of the corporation from time to time authorized under the articles of incorporation, and may determine, subject to any requirements of law, the consideration for which stock is to be issued and the manner of allocating such consideration between capital and surplus.

Section 2. Certificates. Each shareholder shall be entitled to a certificate or certificates stating or designating the number, class and series, if any, of the shares held by him or her, in such form and bearing such signatures as approved by the board of directors in conformance with law. Any and all signatures may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon the certificate ceases to be an officer, transfer agent or registrar before the certificate is issued, that certificate may be issued by the corporation with the same effect as if he or she were an officer, transfer agent or registrar at the date of issue.

Every certificate issued for shares at a time when such shares are subject to any restriction on transfer pursuant to applicable law, the articles of incorporation, these bylaws, or any agreement to which the corporation is a party, shall set forth on the front or back of the certificate either: (i) the full text of the restriction, or (ii) a statement of the existence of such restriction and a statement that the corporation will furnish a copy thereof to the holder of such certificate upon written request and without charge.

Section 3. Transfers. The board of directors may make such rules and regulations not inconsistent with the law, the articles of incorporation, or these bylaws as it deems expedient relative to the issue, transfer and registration of the shares. The board of directors may appoint a transfer agent, a registrar of transfers, or either, and require all certificates to bear their signatures. Except as otherwise provided by law, the articles of incorporation, or these bylaws, the corporation shall be entitled to treat the record holder of any shares as shown on the books of the corporation as the holder of such shares for all purposes, including the right to receive notice of and to vote at any meeting of shareholders and the right to receive any dividend or other distribution in respect of such shares.

Section 4. Record Date. The board of directors may fix in advance a time, which shall be not more than fifty (50) nor less than ten (10) days before the date of any meeting of shareholders and not more than fifty (50) days before the date for the payment of any dividend or the making of any distribution to shareholders or the last day on which the consent or dissent of shareholders may be effectively expressed for any purpose, as the record date for determining the shareholders having the right to notice of and to vote at such meeting and any adjournment thereof or the right to receive such dividend or distribution or the right to give such consent or dissent, and in such case only shareholders of record on such record date shall have such right, notwithstanding any transfer of stock on the books of the corporation after the record date; or without fixing such record date the directors may for any of such purposes close the transfer books for all or any part of such period.

Section 5. Lost Certificates. The board of directors may, to the extent authorized by law, determine the conditions upon which a new certificate may be issued in place of any certificate alleged to have been lost, mutilated or destroyed.

ARTICLE V
Miscellaneous Provisions

Section 1. Fiscal Year. The fiscal year of the corporation shall begin on the first day of January in each year and end on the last day of December next following.

Section 2. Corporate Seal. The seal of the corporation, if any, shall be in such form as shall be determined from time to time by the board of directors.

Section 3. Corporate Records. The original, or attested copies, of the articles of incorporation, bylaws and records of all meetings of the incorporators and shareholders, and the stock and transfer records, which shall contain the names of all shareholders and the record address and the amount of stock held by each, shall be kept in the State of New Mexico at the principal office of the corporation in said state or at an office of the transfer agent or of its secretary or of its resident agent, if any. Said copies and records need not all be kept in the same office. They shall be available at all reasonable times to inspection by any shareholders for any proper purpose but not if the purpose for which such inspection is sought is to secure a list of shareholders or other information for the purpose of selling said list or information or copies thereof or of using the same for a purpose other than the interest of the applicant, as a shareholders, relative to the affairs of the corporation.

Section 4. Voting of Securities. Except as the board of directors may otherwise prescribe, the president, or the secretary if any and if designated by the president, shall have full power and authority in the name and on behalf of the corporation, subject to the instructions of the board of directors, to waive notice of, to attend, act and vote at, and to appoint any person or persons to act as proxy or attorney in fact for this corporation (with or without power of substitution) at any meeting of shareholders or shareholders of any other corporation or organization, the securities of which may be held by this corporation.

ARTICLE VI
Amendments

These bylaws may be amended or repealed in whole or in part, or new bylaws may be made, by the board of directors, except with respect to any provision hereof which by law, the articles of incorporation, or these bylaws requires action by the shareholders. These bylaws also may be amended or repealed in whole or in part, or new bylaws also may be made, by action of the shareholders. Any amendement, repeal or new bylaw by action of the shareholders shall not be amended, repealed or otherwise overridden, except by action of the shareholders.